EX-99.4.u.

                                      JACKSON NATIONAL LIFE    [GRAPHIC OMITTED]
                                          INSURANCE COMPANY
                                            A STOCK COMPANY
================================================================================

                       4% CONTRACT ENHANCEMENT ENDORSEMENT

THIS ENDORSEMENT IS MADE A PART OF THE CONTRACT TO WHICH IT IS ATTACHED AND IS EFFECTIVE ON THE ISSUE DATE. TO THE EXTENT ANY PROVISIONS CONTAINED IN THIS ENDORSEMENT ARE CONTRARY TO OR INCONSISTENT WITH THOSE OF THE CONTRACT TO WHICH IT IS ATTACHED, THE PROVISIONS OF THIS ENDORSEMENT WILL CONTROL. THE BENEFITS DESCRIBED IN THIS ENDORSEMENT WILL CEASE UPON TERMINATION OF THE CONTRACT. THE CONTRACT ENHANCEMENT MAY ONLY BE ELECTED PRIOR TO THE ISSUE DATE. THE CONTRACT IS AMENDED AS FOLLOWS:

1.   The CONTRACT DATA PAGE is amended by the addition of the following:

"CONTRACT ENHANCEMENT CHARGE. On an annual basis, this charge equals 0.56% of the daily net asset value of the Investment Divisions and is assessed for the first seven Contract Years. This charge will also be assessed by the Company for the first seven Contract Years against the Fixed Account Option(s), resulting in an annual Current Interest Rate of 0.56% less than the annual Current Interest Rate that would apply to the same Fixed Account Option(s) if the Contract Enhancement had not been elected. However, in no event will the Current Interest Rate credited to any Fixed Account Option be less than 3%.

PLEASE NOTE THAT DUE TO YOUR SELECTION OF THE CONTRACT ENHANCEMENT OPTION, YOU CANNOT MAKE ANY ALLOCATIONS TO THE INDEXED FIXED OPTION FOR THE FIRST SEVEN CONTRACT YEARS.

RECAPTURE CHARGE.

              Completed Years Since                           Recapture Charge
              ---------------------                           ----------------
                Receipt of Premium                               Percentage
                ------------------                               ----------
                      0 and 1                                        4%
                     2, 3 and 4                                    2.5%
                      5 and 6                                     1.25%
                         7+                                         0%"

2.   The following is added to the DEFINITIONS contained in the Contract:

"CONTRACT ENHANCEMENT. The Company will add a credit to the Separate Account Contract Value and/or the Fixed Account Contract Value equal to 4% of each Premium allocated to such Contract Options received during the first Contract Year. The Contract Enhancement will be allocated to the Investment Divisions and/or Fixed Account Options in the same proportion as the Corresponding Premium. The Contract Enhancement is not credited to Premium received after the first Contract Year.

CORRESPONDING PREMIUM. Premium allocated to the Investment Divisions and/or Fixed Account Options during the first Contract Year that has received a Contract Enhancement."

3. The GENERAL PROVISIONS of the Contract is amended by the addition of the following provision:


7346

"CONTRACT ENHANCEMENT. The Company will credit 4% of each Premium payment received during the first Contract Year in exchange for the deduction of the Contract Enhancement Charge as set forth on the Contract Data Page. The Contract Enhancement Charge is deducted daily from the Investment Divisions as part of the Accumulation Unit Value calculation and lowers the Current Interest Rate credited on your Fixed Account Options. Thus, the Contract Enhancement Charge affects your Contract Value, which includes all Premium payments made to the Contract in the first seven Contract Years, the Contract Enhancement and the earnings, if any, on such amounts for the first seven Contract Years. The Company will take back (recapture) the Contract Enhancement in accordance with the Recapture Charge schedule on the Contract Data Page whenever a withdrawal of the Corresponding Premium is made, subject to the Recapture Charge provisions.

Your Contract Value will reflect any gains or losses attributable to a Contract Enhancement. Contract Enhancements, and any gains or losses attributable to a Contract Enhancement, distributed under Your Contract will be considered earnings under the Contract for tax purposes."

4. The EXCESS INTEREST ADJUSTMENT provision of the FIXED ACCOUNT section of the ACCUMULATION PROVISIONS is amended by the addition of the following sentence:

"I and J will not include any Contract Enhancement or Contract Enhancement Charge."

5. The WITHDRAWAL PROVISIONS of the Contract are amended by deleting and replacing the second paragraph of the WITHDRAWAL CHARGE section with the following:

"The Withdrawal Charge and Recapture Charge will be deducted from the remaining Contract Value such that the actual reduction in Contract Value as a result of the withdrawal may be greater than the withdrawal amount requested and paid. For purposes of determining the Withdrawal Charge and Recapture Charge, withdrawals will be allocated first to earnings, if any (which may be withdrawn free of Withdrawal Charge and Recapture Charge), and then to Remaining Premium to which the lowest (if any) Withdrawal Charges and Recapture Charges apply. The Withdrawal Charge and Recapture Charge are based on the portion of the Remaining Premiums withdrawn."

6. The WITHDRAWAL PROVISIONS are amended by the addition of the following section:

"RECAPTURE CHARGE. The Contract Enhancement will be recaptured whenever a withdrawal of the Corresponding Premium is made, in the event of payments under an income option, or upon the exercise of the Right to Examine period, in accordance with the Recapture Charge schedule set forth on the Contract Data Page. The amount recaptured will be taken from the Investment Divisions and the Fixed Account Options in the same proportion as the Withdrawal Charge. The Recapture Charge will be waived in the same manner as the Withdrawal Charge in the Death Benefit Provisions of the Contract and the following sections of the
Contract: (a) Additional Free Withdrawal, (b) Waiver of Withdrawal Charge due to Terminal Illness, (c) Waiver of Withdrawal Charge for Specified Conditions, and
(d) Waiver of Withdrawal Charge for Extended Care. The Company will waive the Recapture Charge on any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code. If You request an amount greater than the required minimum distribution for this Contract, the entire withdrawal will be subject to any applicable Recapture Charge.

7346

For purposes of calculating the Recapture Charge upon election of an Income Option, the Company treats such election the same as it treats full withdrawals. The Recapture Charge percentage is applied to the entire remaining Corresponding Premium in the seventh Contract Year or earlier that had been credited with the Contract Enhancement."

7. The fourth paragraph in the INCOME OPTIONS provision is amended by the addition of the following sentence:

"The Contract Value will be reduced by any applicable Recapture Charge prior to being applied to an Income Option."


                                       SIGNED FOR THE
                                       JACKSON NATIONAL LIFE INSURANCE COMPANY

                                       /s/ CLARK P. MANNING

                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER


7348